UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ________)*

SHEER VENTURES INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

______________________________
(CUSIP Number)

Philipp Buschmann 100 Crescent Court, 7th Floor Dallas, TX 75201 (214) 550-1670
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

May 16, 2005
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [    ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No.

1.	Names of Reporting Persons.
Philipp Buschmann
IRS Identification No.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a.) ( )	(b.) ( )

3.	SEC USE ONLY

4.	Source of Funds*

PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization
Austria

Number of	7. Sole Voting Power	764,000
Shares Beneficially by	8. Shared Voting Power
Owned by Each Reporting	9. Sole Dispositive Power
Person With	10.Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
764,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11)
11.24%

14.	Type of Reporting Person (See Instructions)
IN

Item 1.	Security and Issuer

This Statement on Schedule 13D relates to the common stock, par value $0.001 per share (the "Shares") of Sheer Ventures Inc., a Nevada corporation (the "issuer") and is being filed by Philipp Buschmann (the "Reporting Person"). The Issuer's current principal executive officer is located at 100 Crescent Court, 7th Floor, Dallas, Texas 75201.

Item 2.	Identity and Background

(a)	Name:
Philipp Buschmann

(b)	Residence or business address:
122 Glouchester Terrace, Apt. 2, London, UK W26HP

(c)	Present Principal Occupation or Employment:
Chief Operating Officer, Sheer Ventures Inc.

(d)	Criminal Convictions:
During the previous five (5) years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Court or Administrative Proceedings:

During the previous five (5) years, the Reporting Person has not been a party to a civil proceeding of any kind or a judicial or administrative body of competent jurisdiction such as that, as a result of such proceeding, the Reporting Person was or is subject to judgment, decree or final order enjoining him from future violations if, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship.
Austria

Item 3.	Source and Amount of Funds or Other Consideration

Utilizing personal funds, the Reporting Person acquired 764,000 (per-split) shares of common stock in connection with a Stock Purchase Agreement dated May 16, 2005, with D.B. Management, Ltd.

Item 4.	Purpose of Transaction

State the purpose or purposes of the acquisition of securities of the issuer. Describe any plans or proposals which the reporting persons may have which relate to or would result in:

The Reporting Person acquired the Shares for investment purposes.

(a)	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d)

On May 25, 2005, the Board of Directors amended the Company's Bylaws to authorize the sole director (Doug Berry) to fill any vacancies on the Board of Directors. The Board of Directors was then expanded to appoint two additional Directors (Philipp Buschmann and Michael P. Piazza)

(e)	Any material change in the present capitalization or dividend policy of the issuer;

(f)

Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)

On May 25, 2005, the Issuer's Board of Directors approved an amendment to it's Bylaws authorizing it's current director to appoint additional directors to the Company. (See response to Item (d) above.) Additionally, the Issuer filed a Preliminary Information Statement on June 10, 2005, requesting shareholder vote to amend the Articles of Incorporation to change the Company's name to Ignis Petroleum Group, Inc.

(h)

Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a)

The Reporting Person is currently the beneficial owner of 764,000 shares of Common Stock of the Issuer registered in the name of Philipp Buschmann representing approximately 11.24% of the Issuer' s common stock. Beneficial ownership is attributable to the Reporting Person in accordance with Rule 13d-3 of the Securities Act of 1934, as amended.

(b)	764,000

(c)	Not applicable.

(d)	Not applicable.

(e)	May 16, 2005

	Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None

	Item 7.	Material to Be Filed as Exhibits

None

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	June 22, 2005

Philipp Buschmann

By: /s/ Philipp Buschmann
Philipp Buschmann